Exhibit 4.2

Incorporated in the Cayman Islands

iKang Healthcare Group, Inc.

This is to certify that

is / are the registered shareholders of:

No. of Shares	Type of Share	Par Value

	Class A Common Shares	USD	0.01

Date of Record	Certificate Number	% Paid

The above shares are subject to the Memorandum and Articles of Association of the Company and transferrable in accordance therewith.

Director	Director / Secretary